Exhibit 99.1

Noah Holdings Limited Announces Changes to the Board and Board Committees

SINGAPORE, August 28, 2026 /PRNewswire/ -- Noah Holdings Limited (the "Company" or "Noah") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors, today announced changes to its board of directors (the “Board”) and the composition of its Board committees.

Noah has appointed Ms. Tianjing Zhang as an independent director (a non-executive director for purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), effective August 29, 2026. Ms. Cynthia Jinhong Meng will retire as an independent director upon the expiration of the independent director agreement entered into between her and the Company at the end of August 28, 2026, after three years of service. Ms. Meng’s departure did not result from any disagreement with the Company and the Board expresses its sincere gratitude for her invaluable contribution during her tenure.

Mr. David Zhang has served as our independent director since June 2024 under applicable U.S. regulations, and, for purposes of the Hong Kong Listing Rules, a non-executive director. The Corporate Governance and Nominating Committee conducted a comprehensive assessment of the independence of Mr. David Zhang under Rule 3.13 of the Hong Kong Listing Rules, including the circumstances contemplated under Rules 3.13(3) and 3.13(7). In particular, they considered, among other matters, that the two-year cooling-off period contemplated under Rule 3.13(3) had expired before Mr. Zhang provided his confirmation of independence and that more than two and a half years had elapsed since he retired from Kirkland & Ellis in January 2024. They also considered that Mr. Zhang has not held any executive or management position within the Company or its subsidiaries and that his involvement has been limited to Board-level and Audit Committee oversight. After considering all relevant facts and circumstances and Mr. Zhang’s confirmation of independence, the Board and the Corporate Governance and Nominating Committee are satisfied that he is independent for purposes of Rule 3.13 of the Hong Kong Listing Rules and he has been re-designated as an independent Director under the Hong Kong Listing Rules, with effect from August 29, 2026. The Board is confident that Mr. Zhang’s expertise in cross-border securities offerings, U.S. and Hong Kong capital markets and dual-listed company governance will strengthen the Board’s independent oversight and committee functions.

In connection with Ms. Meng’s retirement and the appointment and/or re-designation described above, the Board has resolved to change the composition of its committees with effect from August 29, 2026. The Audit Committee shall comprise Ms. Xiangrong Li as Chairperson, Mr. David Zhang and Ms. Tianjing Zhang as members. The Compensation Committee shall comprise Ms. May Yihong Wu as Chairperson, Mr. Boquan He and Ms. Xiangrong Li as members. The Corporate Governance and Nominating Committee shall comprise Ms. Jingbo Wang as Chairperson, Ms. May Yihong Wu and Mr. David Zhang as members.

Ms. Tianjing Zhang has nearly two decades of experience in cross-border disputes, regulatory investigations, crisis management, compliance and international legal risk management. She has served as head of international business of HOZU Capital since May 2025, where she focuses on assessing and underwriting international arbitration and litigation matters and makes investment recommendations. From January 2012 to April 2025, Ms. Zhang practiced at Kirkland & Ellis International LLP and served as managing partner and chief representative of its Shanghai office before her resignation. During her tenure, she led the firm’s China cross-border dispute resolution and government, regulatory and investigations practice, representing global clients in complex multi-jurisdictional litigation and government-led and internal investigations. Before joining Kirkland & Ellis International LLP, she practiced at Holland & Knight LLP in San Francisco from April 2008 to December 2011, and appeared before U.S. federal and state courts.

Ms. Zhang holds a Juris Doctor degree from The University of Texas School of Law, a Master of Arts degree in political science (international relations) from Georgetown University and a Bachelor of Laws degree in international law from China Foreign Affairs University. She is admitted to practice law in the State of California, U.S. Ms. Zhang was named “Leading Lawyer of the Year” at The Legal 500 China Awards 2023 and has also been recognized by The Legal 500 Asia Pacific, Chambers and Partners and Benchmark Litigation Asia-Pacific.

Ms. Jingbo Wang, co-founder and chairwoman of Noah, commented "I would like to express my sincere gratitude to Ms. Meng for her contributions to Noah where her dedication and guidance was instrumental in strengthening our governance framework. I wish her all the best in her future endeavors. I'd also like to extend a warm welcome to Ms. Tianjing Zhang where I am confident her extensive legal and regulatory experience will prove invaluable in shaping our future strategic direction. I am also pleased that Mr. David Zhang has been re-designated as an independent director under the Hong Kong Listing Rules, reflecting the Board’s confidence in his independence and expertise. These changes strengthen the Board’s legal, regulatory, capital markets and corporate governance expertise, broaden its diversity of perspectives and reinforce our commitment to the highest standards of corporate governance."

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. Noah's American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol "NOAH," and its shares are listed on the Main Board of the Hong Kong Stock Exchange under the stock code "6686." One ADS represents five ordinary shares, par value $0.00005 per share.

In the first half of 2026, Noah distributed RMB40.4 billion (US$6.0 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB140.9 billion (US$20.8 billion) as of June 30, 2026.

Founded in 2005, the firm pioneered a business model combining wealth management and asset management and has continued to build its international platform over the years. As of June 30, 2026, Noah had 469,987 registered clients. The Company reports its operations under six business segments — Mainland China public securities (Noah Upright), Mainland China asset management (Gopher Asset Management), Mainland China insurance (Glory), International wealth management (ARK Wealth Management), International asset management (Olive Asset Management), and International insurance and comprehensive services (Glory Family Heritage) — plus headquarters. As of June 30, 2026, Noah had established branches and service capabilities across mainland China, Hong Kong, Singapore, Japan, and key U.S. markets, including New York, Los Angeles, and Silicon Valley, reflecting its international operating footprint.

For more information, please visit Noah's investor relations website at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah's cash and cash equivalents and liquidity risk. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

SOURCE Noah Holdings Limited

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